June 26, 2007

VIA EDGAR AND FEDEX

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Polypore International, Inc. Registration Statement on Form S-1 (File No. 333-141273)

Dear Ms. Long:

        On behalf of Polypore International, Inc. (the "Company" or "Polypore"), set forth below are the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") pertaining to the Company's Registration Statement on Form S-1 filed March 14, 2007, as amended by Amendment No. 1 to the Registration Statement on March 20, 2007, Amendment No. 2 to the Registration Statement on May 1, 2007, Amendment No. 3 to the Registration Statement on May 25, 2007, and Amendment No. 4 to the Registration Statement on June 15, 2007 (as amended, the "Registration Statement") in respect of the initial public offering of shares of its common stock, contained in your letter dated June 21, 2007 to Robert B. Toth, President and Chief Executive Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 5 to the Registration Statement (the "Amendment") that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company's corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

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15. Stock option plans, page F-32

1.    Comment: We note that you have the now provided your proposed range for your IPO. We also note that the $20 to $22 price range is well in excess of the $5.24 exercise price of your options issued during fiscal year 2006. Please expand your disclosures (herein or in your critical accounting policies, as appropriate) to provide the following information for all equity instruments granted during fiscal year 2006 and the subsequent period in 2007:

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  For each grant date, disclose the number of options granted, the exercise price, the fair value of common stock, and the fair value of the instrument granted.

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  State whether the valuation used to estimate the fair value of the equity instruments and the underlying common stock was performed contemporaneously or retrospectively. If you performed the valuation internally or relied on a related party, please state as such. If you used a third-party valuation specialist, supplementally tell us who your valuation specialist was, including a brief description of the firm's credentials.

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  A comprehensive discussion of how you estimated the fair value of your common stock, such as a third party transaction or a fair value methodology using the market, income and/or asset-based approach and methods under each approach used to.

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  If a third party transaction was the basis, provide a comprehensive discussion of all adjustments made to this fair value to arrive at the fair value of the common stock.

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  For each approach and method used, disclose the significant factors and material assumptions used. If you used more than one approach / method, disclose the weight assigned to each approach / method to arrive at the estimated fair value.

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  Address each significant factor contributing to the difference between the fair value of the common stock from the last equity instrument grant date and the estimated IPO price. Given the apparent significant difference between the estimated fair value of your common stock and your IPO price range, ensure your disclosure is comprehensive.

Please refer to Todd E. Hardiman's December 6, 2004 speech at the AICPA 2004 National Conference on Current SEC and PCAOB Developments for additional guidance.

        Response:    The Company has revised the Registration Statement to comply with the Staff's comment on page 46.

12. Acquisition. page F-50

2.    Comment: We have reviewed your response to our prior comment 6. We continue to believe that your transaction may be similar to Issue 1(b) set forth in paragraph 2 of EITF 00-4. However, as you have indicated, given the fact that the $5.2 million purchase price of the 60% interest in DNPET represents less than 1/2% of 1% of your total assets and the exercise price of the put option is $3.6 million for the first five years is less than 1/2% of 1% of total assets, we have no further comment regarding the applicability of EITF 00-4 to your transaction.

        Response:    The Company acknowledges the Staff's comment.

3.    Comment: We have reviewed your response to our prior comment 7. It remains unclear to us how you have determined that the fair value of the put option does not fluctuate based on the changes in the underlying variables. We note that the underlying variable is the 40% interest in DNPET retained by the seller. However, we do not understand what you mean by your statement "From the Company's perspective, the 40% minority interest retained by the seller represents the fair value of production capacity at the date of acquisition." We note that the future improvements in the production capability of the facility will impact the fair value of DNPET and thus the fair value of the 40% minority interest. We continue to believe that as the fair value of the underlying variable changes (e.g. the minority interest), the fair value of the put options changes. We also note that from your response to our prior comment 6 that if the options are not exercised in 2009 or 2012, an independent appraiser will determine the fair value of the shares in the 40% minority interest. We do not understand why the purchase agreement contains a provision for an independent appraiser to determine the fair value of the shares if the fair value of the put and call options do not fluctuate. Please advise or revise.

        Response:    Effective January 1, 2007, the Company purchased from Nippon Sheet Glass Company, Limited ("NSG") a 60% share in Daramic NSG Tianjin PE Separator Co., LTD ("DNPET") for $5,181,000 (represents approximately 0.37% of the Company's total assets at the date of acquisition). Beginning January 1, 2007, DNPET's assets, liabilities, results of operations and cash flows are consolidated with those of the Company and NSG's interest in DNPET is included in the Company's consolidated balance sheet as minority interest. The acquisition was accounted for as a purchase in conformity with FASB Statement No. 141, Business Combinations and FASB Statement No. 142, Goodwill and Other Intangible Assets.

        On January 1, 2009 and January 1, 2012, the Company can exercise a call option and NSG can exercise a put option for the Company to purchase NSG's 40% ownership interest for $3,600,000 (represents approximately 0.26% of the Company's total assets at the date of acquisition). If the call or put option is exercised within the first five years of the agreement, the total purchase price of the Tianjin facility would be approximately $8,781,000 (represents approximately 0.63% of the Company's total assets as of the original acquisition date). The put and call options are non-transferable and there is no ready market for the option features. Additionally, the put and call options do not allow for net settlement. The Company believes that the fair value of the call option and put option issued in connection with the acquisition of DNPET is zero and no amounts were assigned to the call option or put option in the allocation of purchase price for the acquisition.

        The parties entered into the put and call option at the date of acquisition and the exercise price was negotiated based on the agreed upon value of the production facility at date of acquisition. The Company believes that the fair value of the 40% interest was the $3,600,000 negotiated price at the date of acquisition. After consideration of the Staff's comments in its letter dated June 21, 2007, the Company understands the Staff's view that the fair value of the underlying 40% interest represented by the put and call option may fluctuate in value in the future. However, since the acquisition was just recently completed in January 2007 and the performance of NPET has been consistent with the Company's original expectations at the acquisition date, the Company does not believe that the fair value of the 40% interest has changed since the date of acquisition.

        The Company believes that if the fair value of the 40% interest does change in the future, the appropriate accounting guidance is provided by SFAS 141 and 142. Since the call and put option represent the purchase price to the Company of an asset it has not yet acquired, the Company believes that changes in the fair value of the 40% interest should only be recognized upon exercise of the put or call option in the allocation of purchase price in accordance SFAS 141 and 142.

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        In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or Nicole Napolitano at (212) 728-8781 with any further questions or comments.

Very truly yours,

/s/ Carla J. Rothenberg

Enclosures

cc:	Mr. Robert B. Toth Mr. Uzair Dossani Cristopher Greer, Esq. Gary L. Sellers, Esq. Nicole Napolitano, Esq.